

June 2, 2020

Joseph D'Agostino
Chief Financial Officer
Milestone Scientific Inc.
425 Eagle Rock Avenue, Suite 403
Roseland, NJ 07068

>   **Re: Milestone Scientific Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed March 30, 2020**
>   **File No. 001-14053**

Dear Mr. D'Agostino:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

NOTE C - Summary of Significant Accounting Policies
8. Inventories, page F-10

1.   We note here and on page F-13 that you record inventory net of a valuation allowance for slow moving and defective inventory. Clarify for us whether you maintain an inventory valuation allowance through which subsequent recoveries are recorded, and explain how that is consistent with the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14. Otherwise, revise future filings to clarify your disclosures referencing an inventory valuation allowance.

Note F - Investments in and Transactions with Unconsolidated Subsidiaries
Equity Method Disclosures, page F-14

2.   We note the summarized financial information of Milestone China is unaudited. Please tell us your basis for including this information on an unaudited basis, including any authoritative literature upon which you are relying.

Note M - Segment and Geographic Data, page F-23

3.   Please revise future filings to disclose the specific types of material amounts included in the Corporate caption and not allocated to the reportable segments' loss and assets for each period presented. Refer to ASC paragraphs 280-10-50-29(b) and (c).

4.   For domestic sales, you combine US and Canada. Please revise future filings to separately disclose revenues from your country of domicile. Refer to ASC 280-10-50-41(a).

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences